FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number 033-79220-03

CALPETRO TANKERS (BAHAMAS III) LIMITED

Mareva House, 4 George Street, PO Box N-3937
Nassau, Bahamas
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

CalPetro Tankers (Bahamas III) Limited (the "Company") hereby announces the sale on April 8, 2010 of the Company's vessel, the M.T. "Front Voyager" (Official Number 731991) (the "Vessel"), and the release of the Vessel from the collateral securing the 8.52% First Preferred Mortgage Notes due 2015 (the "Notes") issued by California Petroleum Transport Corporation ("CPTC").  Pursuant to the terms of a consent solicitation commenced by CPTC on February 17, 2010 and expired on March 2, 2010 in which the holders of the Notes validly consented to such sale of the Vessel, such release of the Vessel from the collateral securing the Notes, and the redemption of the portion of outstanding principal amount of Notes allocable to the Vessel, CPTC submitted a notice regarding the redemption and cancellation of the portion of the Notes allocable to the Vessel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CalPetro Tankers (Bahamas III) Limited
(Registrant)

By:	/s/ Kate Blankenship
Kate Blankenship
Director and Secretary

Dated:  April 9, 2010

SK 26796 0003 1089200